Exhibit 99.2

PRESS RELEASE

TotalEnergies Increases LNG Deliveries to Asia with Two New
Medium and Long-Term Contracts

Paris, June 4, 2024 – In line with its strategy to grow its liquefied natural gas (LNG) business, TotalEnergies announces the signing of two new LNG medium- and long-term contracts in Asia:

▪	a sales and purchase agreement (SPA) with Indian Oil Corporation (IOCL) for the delivery to India of up to 800,000 tons per year of LNG for ten years from 2026; and

▪	an agreement (HoA) with Korea South-East Power for the delivery to South Korea of up to around 500,000 tons per year of LNG for five years from 2027.

These agreements allow TotalEnergies to secure medium-term outlets for its global LNG supply portfolio. They also strengthen the Company's footprint in Asian markets, where it is particularly committed to supporting its customers with their decarbonization strategies.

“We are delighted to have been selected by IOCL and Korea South-East Power to supply LNG to India and Korea. These contracts enable us to contribute to the energy security and transition of these countries, to which we have an enduring commitment,” said Gregory Joffroy, Senior Vice President, LNG at TotalEnergies.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2023 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).